

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 8, 2009

Mr. Richard Yanke
Chief Executive Officer
Skylyft Media Network, Inc.
100 East Verdugo Avenue
Burbank, CA 91502

> **RE:** **Skylyft Media Network, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 0-52367**

Dear Mr. Yanke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1.   Please note that your Form 10-K must be signed by your controller or principal accounting officer. See General Instruction D(2) of Form 10-K.

2.   The cover page of your Form 10-K does not contain all of the information required to be on the cover page of the report, including, for example, an indication of whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Please revise your cover page to contain the required disclosure as reflected in the Form 10-K which can be found on our website at http://www.sec.gov/about/forms/form10-k.pdf.

3.   We note that the item numbers in your filing are not consistent with the item numbers of the Form 10-K. For example, management's discussion and analysis should be item seven, not item six. Please reference the correct item numbers in future filings. If you are not required to provide disclosure with respect to a Form 10-K item requirement, please reference the item number and indicate that it is not applicable to you.

Workforce, page 8

4.   We note the disclosure on page eight that you have four "significant employees." Please revise your disclosure to indicate the number of total employees and the number of full-time employees as of December 31, 2008. See Item 101(h)(4)(xii) of Regulation S-K.

Recent Sales of Unregistered Securities, page 10

5.   We note your disclosure that as of December 31, 2008, you had issued 26,436,527 shares of common stock pursuant to transactions you believe were exempt under Section 4(2) of the Securities Act.   With respect to each such transaction within the last three years, please provide the disclosure required by Item 701 of Regulation S-K. Such disclosure should include, for example, the date of sale, the title and amount of securities sold, the name of the persons or class of persons to whom the securities were sold and a brief statement of the facts relied upon to make the exemption from registration available.

Item 6. Management's Discussion and Analysis…, page 10

6.   Item 303(a) of Regulation S-K requires disclosure of your financial condition as well as changes in your financial condition and results of operations. In addition, the Commission's Interpretive Release No. 34-48960, "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management's discussion and analysis to provide detailed and quantitative analysis, to the extent practicable, of any known material trends or uncertainties. Such disclosure should address, among other things:

- Your auditor's doubt about the company's ability to continue as a going concern;

- The significant decrease in revenues you generated during the year-ended December 31, 2008 as compared with the year-ended December 31, 2007;

- The anticipated costs associated with the business plan disclosed on page four;

- The potential impact on your results of operations and capital resources of any potential acquisitions (referenced on page four); and

- The anticipated costs associated with your retention of Y2 Marketing, RMG II or any other sales and marketing agency.

These are just examples.

Liquidity and Capital Resources, page 10

7. Please revise your disclosure to provide a discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Item 8A. Controls and Procedures, page 14

8. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008. Please amend your filing to include management's assessment. We also note that management concluded that your disclosure controls and procedures "functioned effectively" during this period. As discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting. Please explain, if true, how management concluded that your disclosure controls and procedures "were effective" in light of its failure to provide its report on internal control over financial reporting. Otherwise, please further amend your Form 10-K to disclose management's revised conclusion regarding your disclosure controls and procedures as of the end of the fiscal year. Please also note that management's discussion regarding your disclosure controls and procedures should indicate whether or not management concluded that such controls were "effective" instead of whether they "functioned effectively."

Executive Compensation, page 18

9. Please revise to comply with Item 402 of Regulation S-K as it applies to smaller reporting companies by providing your summary compensation table in the revised format pursuant to Item 402(n). Please refer to Item 402 of Regulation S-K, as last amended in Release No. 33-8876, effective February 4, 2008.

Report of Independent Registered Public Accounting Firm, page 26

10. Please revise to include the auditor's report on the cumulative amounts from inception to December 31, 2008 since you are a development stage company.

Financial Statements

Balance Sheet, page 27

11.   Please tell us why the following are the same at June 30, 2009, December 31, 2008 and December 31, 2007: Inventory of $12,829, Prepaid expenses of $8,950, and Intangibles-customer list of $52,000.

Statements of Operations, page 28

12.   Please correct the error in your column headings.

Notes to Financial Statements

Note A – Basis of presentation and Summary of Significant Accounting Policies

4. Property and Equipment, page 31

13.   Please tell us your basis for amortizing patents and intellect costs over 40 years.

14.   Please tell us your basis under the accounting literature for not amortizing your customer list.

5. Notes Receivable, page 32

15.   Tell us where the $133,000 note is reflected in your balance sheet.

6. Revenue Recognition, page 32

16.   Please tell us how you meet the criteria in SFAS 48 for revenue recognition.

Note F – Related Party Transaction, page 36

17.   Please tell us how you determined the fair value of the Intellectual property and mini-lift patent purchased from your founders.

18.   Since the $464,898 loan is payable on demand, it should be reflected here and in your quarterly financial statements as a current liability in your balance sheet. Please revise.

Exhibits

19.   Please file the agreements pertaining to your revolving line of credit as well as any outstanding shareholder loans as exhibits to your Form 10-K. See Item 601(b)(10) of Regulation S-K.

Forms 10-Q for the period ended March 31, 2009 and the period ended June 30, 2009

Statement of Stockholders' Equity, page 6

20.   Please provide column headings for Statement of Stockholders' Equity for Form 10-Q for the period ended June 30, 2009.

Item 2. Management's Discussion and Analysis

21.   Item 303(b) of Regulation S-K requires disclosure of any material changes in financial condition and results of operations from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided. Please revise your management's discussion and analysis to address any material changes in each fiscal quarter, including, for example, the increase in revenues and general and administrative expenses between the periods ended March 31, 2009 and June 30, 2009.

Item 3. Controls and Procedures

22.   It appears that your management has not yet completed its report regarding internal control over financial reporting. Please tell us how management could conclude that your disclosure controls and procedures were effective as of the end of each quarterly period if its report on internal control over financial reporting had not yet been completed. As noted above, failure to file management's report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting. Alternatively, please amend each Form 10-Q to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the relevant period.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Richard Yanke
Skylyft Media Network, Inc.
Page 6

       In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director